Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

Acquisition of 20% of the equity interests in Beta Beteiligungs und Besitz GmbH (the “Acquisition”)

On August 12, 2026, Masonglory Limited (the “Company”, or “Masonglory”) entered into a share swap agreement (the “Share Swap Agreement”) with the holder of a 49% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (“BETA”), and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in BETA to a wholly-owned subsidiary of the Company, and, as consideration therefor, the Company agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Consideration Shares”). The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in BETA of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of the Company of US$3.43 on August 11, 2026.

BETA is engaged in the trading and distribution of construction materials, principally bathtubs, hot tubs and swim spas, in Continental Europe, which is complementary to the Company’s existing wet trades and construction materials services business, and the transaction represents a horizontal, synergistic expansion of the Company’s geographic footprint and construction materials product portfolio into Continental Europe.

The Consideration Shares will be issued in an offshore transaction without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions from the registration requirements of the Securities Act, and will constitute “restricted securities” that may not be offered, sold, pledged or otherwise transferred except in accordance with applicable transfer restrictions.

Such beneficial owner is not affiliated with the Company or any of its directors or officers. Immediately following the closing of the transactions contemplated by the Share Swap Agreement, such beneficial owner will hold less than five percent (5%) of the aggregate voting power of the Company.

The foregoing description of the Share Swap Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Swap Agreement.

On August 13, 2026, the Acquisition was contemplated by the Share Swap Agreement.

Unaudited Pro Forma Financial Information

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2026 gives effect to the Acquisition as if it had been completed on March 31, 2026 and combines the consolidated balance sheet of the Company as of March 31, 2026 with the impact of the Acquisition as of March 31, 2026.

The unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2026, combines the historical results of the Company and BETA for the six months ended June 30, 2026 and gives effect to the Acquisition as if it had occurred on April 1, 2025. The unaudited pro forma condensed consolidated statements of operations combines the consolidated statement of operations of the Company and the Company’s ownership interest of BETA’s statement of operations.

The unaudited pro forma condensed consolidated financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the investments in BETA.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the:

●	accompanying notes to the unaudited pro forma condensed consolidated financial statements;

●	audited financial statements of the Company as of and for the year ended March 31, 2026 in Form 20-F furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2026

●	audited financial statements of BETA as of and for the year ended December 31, 2025 and 2024 included in Exhibit 99.1

●	unaudited financial statements of BETA as of and for the six months ended June 30, 2026 and 2025 included in Exhibit 99.2

Masonglory Limited

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2026

		Transaction
		Accounting
	Hisrorical	Adjustments	Note	Pro Forma
Assets	US$	US$		US$
Current assets
Cash at banks	315,721	-		315,721
Accounts receivable, net	3,860,092	-		3,860,092
Contract assets	4,669,138	-		4,669,138
Prepayments and other current assets	208,974	-		208,974
Deposits	2,590	-		2,590

Total current assets	9,056,515	-		9,056,515

Non-current assets
Property, plant and equipment, net	1,775,077	-		1,775,077
Equity method investment	-	4,744,619	3(a), 3(b), 3(c)	4,744,619
Prepayments	626,923	-		626,923

Total non-current assets	2,402,000	4,744,619		7,146,619

Total assets	11,458,515	4,744,619		16,203,134

Current liabilities
Accounts payable	2,108,370	-		2,108,370
Amount due to a related party	153,846	-		153,846
Accrued expenses and other payables	225,695	439,130	3(b)	664,825
Income tax payable	407,172	-		407,172

Total current liabilities	2,895,083	439,130		3,334,213

Non-current liability
Deferred tax liabilities	200,190	-		200,190

Total non-current liabilities	200,190	-		200,190

Total liabilities	3,095,273	439,130		3,534,403

Shareholders’ equity
Masonglory ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 16,957,000 shares issued and outstanding, as of March 31, 2026	1,696	1,102	3(a)	2,798
Additional paid in capital	13,071,336	4,693,110	3(a), 3(b)	17,764,446
Accumulated losses	(4,709,790)	(388,723)	3(b), 3(c)	(5,098,513)

Total shareholders’ equity	8,363,242	4,305,489		12,668,731

Total liabilities and shareholders’ equity	11,458,515	4,744,619		16,203,134

Masonglory Limited

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended March 31, 2026

		Transaction
		Accounting
	Hisrorical	Adjustments	Note	Pro Forma
	US$	US$		US$
Revenue	23,555,839	-		23,555,839
Cost of revenue	(22,517,082)	-		(22,517,082)

Gross profit	1,038,757	-		1,038,757

Operating expenses
General and administrative expenses	(8,852,414)	(409,130)	3(b)	(9,261,544)

Total operating expenses	(8,852,414)	(409,130)		(9,261,544)

Loss from operations	(7,813,657)	(409,130)		(8,222,787)

Other income
Other income	21,945	-		21,945
Gain on equity method investment	-	20,407	3(c)	20,407

Total other income, net	21,945	20,407		42,352

Loss before income taxes	(7,791,712)	(388,723)		(8,180,435)
Income tax expense	(213,018)	-		(213,018)

Net loss	(8,004,730)	(388,723)		(8,394,453)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.56)	(0.28)		(0.53)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	14,353,540	1,377,000		15,730,540

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma statements of operations and unaudited pro forma balance sheets for the periods presented is based on the financial statements of the Company and BETA after giving effect to the Acquisition and the Company’s ownership interest in BETA. These pro forma financial statements present the combined results and financial position as though the Acquisition had occurred on those dates. The Company and BETA’s historical financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2026 gives effect to the Acquisition as if it had been completed on March 31, 2026 and combines the consolidated balance sheet of the Company as of March 31, 2026 with the impact of the Acquisition as of March 31, 2026.

The unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2026, combines the historical results of the Company and BETA for the six months ended June 30, 2026 and gives effect to the Acquisition as if it had occurred on April 1, 2025. The unaudited pro forma condensed consolidated statements of operations combines the consolidated statement of operations of the Company and the Company’s ownership interest of BETA’s statement of operations.

NOTE 2 – INVESTMENT IN BETA

As discussed above, on August 12, 2026, the Company entered into a share swap agreement with the holder of a 49% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria , and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in BETA to a wholly-owned subsidiary of the Company, and, as consideration therefor, the Company agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each. The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in BETA of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of the Company of US$3.43 on August 11, 2026.

As of the date of this report the Company owns 20% of the outstanding common stock of BETA.

The Company determined that it has the ability to exercise significant influence over BETA through its ownership interest and participation in certain strategic and operating decisions and, accordingly, accounts for this investment under the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures. Significant influence is generally presumed to exist when the Company owns between 20% and 50% of the outstanding voting stock of the investee.

The Company records the investment at its carrying value, including the proportionate share of the investee’s earnings and losses within earnings, and evaluates the investment for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. There has been no impairment of BETA identified or recorded.

NOTE 3 – PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Company’s unaudited pro forma condensed consolidated financial information:

(a)	The Company recorded fair value of the 1,377,000 Consideration Shares on the acquisition date, measured at the closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market on August 11, 2026, the last trading day preceding the acquisition date, of $3.43 per share.

(b)	The Company recorded the accrual of estimated transaction costs of $439,130, consisting of legal and other professional fees incurred or expected to be incurred in connection with the Acquisition that are not reflected in the Company’s historical balance sheet, of which $409,130 is recognized as a reduction of retained earnings and $30,000, being costs directly attributable to the issuance of the Consideration Shares, is recognized as a reduction of additional paid-in capital.

(c)	Amount of $20,407 net income on the additional investment in BETA to reflect the Company’s 20% proportionate share of BETA’s net income for the six months ended June 30, 2026.

4